February 7, 2005



Via US Mail and Facsimile

Dennis P. Gauger
Chief Financial Officer and Secretary
2640 W. California Avenue, Suite A
Salt Lake City, Utah 84104-4593

Re:	Groen Brothers Aviation, Inc.
	Form 10-KSB for the fiscal year ended June 30, 2004
      Form 10-Q for the quarter ended September 30, 2004
	Commission file #: 000-18958

Dear Mr. Gauger:

We have reviewed your January 20, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended June 30, 2004

Consolidated Statement of Stockholders` Deficit

1. We note from your response to comment 7 that you have not assigned a value to certain shares of restricted common stock because they have been issued as collateral for certain notes payable. However, it appears from the statements of operations that you are including these shares of restricted common stock in your calculation of weighted average shares outstanding for purposes of your earnings per share calculation. Based on your response to our comment and the fact that these shares do not have an assigned value, please supplementally tell us your basis for including these shares in the amount of weighted average shares outstanding included in the earnings per share calculation.



Notes to the Financial Statements

Note 21.  Significant Fourth Quarter Adjustments

2. We note the Company`s responses to our prior comment numbers 2 and
18. However, we do not concur with the Company`s conclusion that the adjustments for the Series B Preferred Stock and the put option liability recognized during the fourth quarter of 2004, which related to the Company`s second and third quarters, were not material in relation to the Company`s consolidated results of operations and net losses for the applicable quarters or the related year to date periods. Given the significant period of time which has elapsed since the affected periods, we will not object to the Company`s decision not to restate its Quarterly Reports on Form 10-QSB for the affected periods. However, to the extent that the reported results for the affected periods are included in future filings, please ensure that the results for the affected periods are restated to correct the errors described in your response and in Note 21. The notes to the financial statements should also be revised to explain the nature of the errors for which corrections have been made in the restated financial statements. Refer to the requirements of paragraph 37 of APB 20.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-
1936 if you have questions.
								Sincerely,


								Linda Cvrkel
								Branch Chief
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Groen Brothers Aviation, Inc.
February 7, 2005
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